UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549


                                    FORM 11-K


                 Annual Report Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934



(Mark One)

[X]        Annual report pursuant to Section 15(d) of the Securities Exchange
           Act of 1934
           For the fiscal year ended December 31, 1998


                                       Or


[  ]       Transition report pursuant to Section 15(d) of the Securities
           Exchange Act of 1934
           For the transition period from              to
                                          ------------    --------------

           Commission file number   1-8483


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                               UNOCAL SAVINGS PLAN



B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                              Unocal Corporation,
           2141 Rosecrans Avenue, Suite 4000, El Segundo, California 90245

            INDEX TO FINANCIAL STATEMENTS OF THE UNOCAL SAVINGS PLAN





        The following financial statements reflect the status of the Unocal Savings Plan as of December 31, 1998 and 1997, and the results of its transactions for each of the years then ended.

                                                                     Page Number



Report of Independent Accountants                                              2

Financial Statements:

     Statements of Net Assets Available for Benefits
     with Fund Information                                                   3-4

     Statements of Changes in Net Assets Available for Benefits
     with Fund Information                                                   5-6

     Notes to Financial Statements                                          7-11

Supplemental Schedules*:

     Item 27(a) - Schedule of Assets Held for Investment Purposes             13

     Item 27(d) - Schedule of Reportable Transactions                         14

Exhibit Index                                                                 15




* Supplemental schedules required by the Employee Retirement Income Security Act of 1974 that are omitted are not applicable to the Unocal Savings Plan.

                        REPORT OF INDEPENDENT ACCOUNTANTS






The Unocal Savings Plan/ESOP Committee:





         In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Unocal Savings Plan (the "Plan") at December 31, 1998 and 1997, and the changes in net assets available for benefits for the years ended December 31, 1998 and 1997 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The Fund Information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.











PricewaterhouseCoopers LLP
Los Angeles, California
June 18, 1999

                                                             Unocal Savings Plan
                                    Statement of Net Assets Available for Benefits with Fund Information
                                                              December 31, 1998

                                            Non Participant                        Participant
                                              Directed                              Directed
                                             ------------   ---------------------------------------------------------
                                                Unocal                                         Low
                                                Common        S&P 500      George Putnam    Volatility       Money
                                                 Stock       Index Fund   Fund of Boston      Fund        Market Fund
                                             ------------   ------------   ------------   ------------   ------------
Assets
  Investments at fair value (Note 2)
       Unocal Common Stock ...............   $159,766,160   $       --     $       --     $       --     $       --
       Shares of registered
        investment companies:
       S&P 500 Index Fund ................           --      100,025,611           --             --             --
       George Putnam Fund of Boston ......           --             --       52,411,607           --             --
       Low Volatility Fund ...............           --             --             --       10,708,881           --
       Money Market Fund .................           --             --             --             --       25,469,955
       New Opportunities Fund ............           --             --             --             --             --
       Voyager Fund ......................           --             --             --             --             --
       Participant notes receivable(loans)           --             --             --             --             --
                                             ------------   ------------   ------------   ------------   ------------

            Total investments.............    159,766,160    100,025,611     52,411,607     10,708,881     25,469,955

Cash .....................................           --             --             --             --             --
                                             ------------   ------------   ------------   ------------   ------------

            Total Assets .................    159,766,160    100,025,611     52,411,607     10,708,881     25,469,955

Liabilities
     Amounts due to Plan Sponsor..........        516,250           --             --             --             --
                                             ------------   ------------   ------------   ------------   ------------

            Total Liabilities ............        516,250           --             --             --             --

Net assets available for benefits.........   $159,249,910   $100,025,611   $ 52,411,607   $ 10,708,881   $ 25,469,955
                                             ============   ============   ============   ============   ============

                                                                Participant Directed
                                             ---------------------------------------------------------
                                                 New                          Unocal
                                             Opportunities     Voyager        Common
                                                 Fund           Fund          Stock           Other          Total
                                             ------------   ------------   ------------   ------------   ------------
Assets
  Investments at fair value (Note 2)
    .......................................
       Unocal Common Stock ................   $       --     $       --    $ 98,872,048   $       --     $258,638,208
      Shares of registered
        investment companies:
       S&P 500 Index Fund .................           --             --             --             --     100,025,611
       George Putnam Fund of Boston .......           --             --             --             --      52,411,607
       Low Volatility Fund ................           --             --             --             --      10,708,881
       Money Market Fund ..................           --             --             --             --      25,469,955
       New Opportunities Fund .............    37,952,648            --             --             --      37,952,648
       Voyager Fund .......................           --      23,697,333            --             --      23,697,333
       Participant notes receivable (loans)           --             --             --      13,186,560     13,186,560

                                             ------------   ------------   ------------   ------------   ------------
            Total investments .............    37,952,648     23,697,333     98,872,048     13,186,560    522,090,803

Cash ......................................           --             --          37,427           --           37,427

                                             ------------   ------------   ------------   ------------   ------------
            Total Assets ..................    37,952,648     23,697,333     98,909,475     13,186,560    522,128,230

Liabilities
     Amounts due to Plan Sponsor ..........           --             --             --             --         516,250
                                             ------------   ------------   ------------   ------------   ------------

            Total Liabilities .............           --             --             --             --         516,250

Net assets available for benefits .........  $ 37,952,648   $ 23,697,333   $ 98,909,475   $ 13,186,560   $521,611,980
                                             ============   ============   ============   ============   ============

   The accompanying notes are an integral part of these financial statements.

                                       3

                                                                Unocal Savings Plan
                                    Statement of Net Assets Available for Benefits with Fund Information
                                                              December 31, 1997



                                            Non Participant                         Participant
                                              Directed                               Directed
                                             ------------   ---------------------------------------------------------
                                                Unocal                                        Low
                                                Common        S&P 500     George Putnam    Volatility       Money
                                                 Stock       Index Fund   Fund of Boston      Fund        Market Fund
                                             ------------   ------------   ------------   ------------   ------------

Assets
  Investments at fair value (Note 2)
       Unocal Common Stock ...............   $236,345,347   $       --     $       --     $       --     $       --
       Shares of registered
        investment companies:
       S&P 500 Index Fund ................           --       69,606,728           --             --             --
       George Putnam Fund of Boston ......           --             --       47,367,931           --             --
       Low Volatility Fund ...............           --             --             --        7,282,078           --
       Money Market Fund .................           --             --             --             --       21,152,142
       New Opportunities Fund ............           --             --             --             --             --
       Voyager Fund ......................           --             --             --             --             --
       Participant notes receivable(loans)           --             --             --             --             --
                                             ------------   ------------   ------------   ------------   ------------

            Total investments.............    236,345,347     69,606,728     47,367,931      7,282,078     21,152,142

Cash .....................................           --             --             --             --             --
                                             ------------   ------------   ------------   ------------   ------------

            Total Assets .................    236,345,347     69,606,728     47,367,931      7,282,078     21,152,142

Liabilities
     Amounts due to Plan Sponsor..........        429,250           --             --             --             --
                                             ------------   ------------   ------------   ------------   ------------

            Total Liabilities ............        429,250           --             --             --             --

Net assets available for benefits.........   $235,916,097   $ 69,606,728   $ 47,367,931   $  7,282,078   $ 21,152,142
                                             ============   ============   ============   ============   ============

                                                                Participant Directed
                                             ---------------------------------------------------------
                                                 New                          Unocal
                                             Opportunities     Voyager        Common
                                                 Fund           Fund          Stock           Other          Total
                                             ------------   ------------   ------------   ------------   ------------

Assets
  Investments at fair value (Note 2)
       Unocal Common Stock ................   $       --     $       --    $142,161,246   $       --     $378,506,593
      Shares of registered
        investment companies:
       S&P 500 Index Fund .................           --             --             --             --      69,606,728
       George Putnam Fund of Boston .......           --             --             --             --      47,367,931
       Low Volatility Fund ................           --             --             --             --       7,282,078
       Money Market Fund ..................           --             --             --             --      21,152,142
       New Opportunities Fund ....... .....    23,616,128            --             --             --      23,616,128
       Voyager Fund .......................           --      14,934,256            --             --      14,934,256
       Participant notes receivable (loans)           --             --             --      14,009,883     14,009,883

                                             ------------   ------------   ------------   ------------   ------------
            Total investments .............    23,616,128     14,934,256    142,161,246     14,009,883    576,475,739

Cash ......................................           --             --         643,419           --          643,419

                                             ------------   ------------   ------------   ------------   ------------
            Total Assets ..................    23,616,128     14,934,256    142,804,665     14,009,883    577,119,158

Liabilities
     Amounts due to Plan Sponsor ..........           --             --             --             --         429,250
                                             ------------   ------------   ------------   ------------   ------------

            Total Liabilities .............           --             --             --             --         429,250

Net assets available for benefits .........  $ 23,616,128   $ 14,934,256   $142,804,665   $ 14,009,883   $576,689,908
                                             ============   ============   ============   ============   ============

   The accompanying notes are an integral part of these financial statements.

                                       4

                                                             Unocal Savings Plan
                              Statement of Changes in Net Assets Available for Benefits with Fund Information
                                                    For the Year Ended December 31, 1998




                                                       Non-
                                                       Participant
                                                       Directed                                     Participant Directed
                                                       ----------   ----------------------------------------------------------------
                                                       Unocal                                           Low
                                                       Common           S&P 500         George Putnam   Volatility      Money
                                                       Stock            Index Fund      Fund of Boston  Trust Fund      Market Fund
                                                       ----------   ----------------------------------------------------------------

Additions to net assets attributed to:
   Investment income
       Net appreciation (depreciation)
          in fair value of investments..............    $(51,525,716)   $ 20,644,488    $     24,626    $    521,742    $       --
       Interest ....................................            --           227,713         141,438          21,816         35,080
       Dividends ...................................       4,559,695            --         4,887,237            --        1,161,596
                                                        ------------    ------------    ------------    ------------    ------------
         Total investment income/(loss).............     (46,966,021)     20,872,201       5,053,301         543,558      1,196,676

Contributions
   Participant .....................................            --         7,633,768       4,794,267         962,326      3,106,877
   Company .........................................      15,285,419            --              --              --              --
                                                        ------------    ------------    ------------    ------------    ------------
      Total contributions ..........................      15,285,419       7,633,768       4,794,267         962,326      3,106,877


         Total additions ...........................     (31,680,602)     28,505,969       9,847,568       1,505,884      4,303,553

Deductions from net assets attributed to:
   Participant withdrawals & distributions .........      18,849,142       9,446,369       7,144,729       1,391,798      9,305,528
   Trustee fees and other expenses .................            --             4,802           2,706             442          1,140
                                                        ------------    ------------    ------------    ------------    ------------
      Total deductions .............................      18,849,142       9,451,171       7,147,435       1,392,240      9,306,668

Net increase/(decrease) prior to interfund transfers     (50,529,744)     19,054,798       2,700,133         113,644     (5,003,115)

Interfund transfers ................................     (26,136,443)     11,364,085       2,343,543       3,313,159      9,320,928
                                                        ------------    ------------    ------------    ------------    ------------

         Net increase/(decrease)....................     (76,666,187)     30,418,883       5,043,676       3,426,803      4,317,813

Net assets available for benefits:
   Beginning of year ...............................     235,916,097      69,606,728      47,367,931       7,282,078     21,152,142
                                                        ------------    ------------    ------------    ------------    ------------
   End of year .....................................    $159,249,910    $100,025,611    $ 52,411,607    $ 10,708,881    $25,469,955
                                                        ============    ============    ============    ============    ============



                                                                     Participant Directed
                                                     ---------------------------------------------------------------
                                                           New                          Unocal
                                                       Opportunities      Voyager       Common              Other         Total
                                                          Fund             Fund         Stock
                                                     ---------------  -------------  ----------------- -------------   -------------

Additions to net assets attributed to:
   Investment income
       Net appreciation (depreciation)
          in fair value of investments ..........   $   5,360,000    $   2,480,170   $ (31,867,251)    $               $(54,361,941)
       Interest .................................          81,361           50,945         306,153             --           864,776
       Dividends ................................       1,190,440        1,608,188       2,805,767             --        16,212,923
                                                    -------------    -------------   -------------     -------------   -------------
         Total investment income/(loss).........        6,632,071        4,139,303     (28,755,331)            --       (37,284,242)

Contributions
   Participant ..................................       3,875,442        2,516,870      11,485,875             --        34,375,425
   Company ......................................            --               --              --               --        15,285,419
                                                    -------------    -------------   -------------     -------------   -------------
      Total contributions .......................       3,875,442        2,516,870      11,485,875             --        49,660,844


         Total additions ........................      10,507,513        6,656,173     (17,269,456)            --        12,376,602

Deductions from net assets attributed to:
   Participant withdrawals & distributions ......       3,303,158        2,740,226      13,700,556        1,553,966      67,435,472
   Trustee fees and other expenses ..............           1,984            1,520           6,464             --            19,058
                                                    -------------    -------------   -------------     -------------   -------------
      Total deductions ..........................       3,305,142        2,741,746      13,707,020        1,553,966      67,454,530

Net increase (decrease) prior
   to interfund transfers .......................       7,202,371        3,914,427     (30,976,476)      (1,553,966)    (55,077,928)

Interfund transfers .............................       7,134,149        4,848,650     (12,918,714)         730,643             --
                                                    -------------    -------------   -------------     -------------   -------------

         Net increase/(decrease) ................      14,336,520        8,763,077     (43,895,190)        (823,323)    (55,077,928)

Net assets available for benefits:
   Beginning of year ............................      23,616,128       14,934,256     142,804,665       14,009,883     576,689,908
                                                    -------------    -------------   -------------     -------------   -------------
   End of year ..................................   $  37,952,648    $  23,697,333   $  98,909,475     $13,186,560     $521,611,980
                                                    =============    =============   =============     =============   =============

The accompanying notes are an integral part of these financial statements.

                                       5

                                                             Unocal Savings Plan
                              Statement of Changes in Net Assets Available for Benefits with Fund Information
                                                     For the Year Ended December 31, 1997




                                                       Non-
                                                       Participant
                                                       Directed                                     Participant Directed
                                                       ----------   ----------------------------------------------------------------
                                                       Unocal                                           Low
                                                       Common           S&P 500         George Putnam   Volatility      Money
                                                       Stock            Index Fund      Fund of Boston  Trust Fund      Market Fund
                                                       ----------   ----------------------------------------------------------------

Additions to net assets attributed to:
   Investment income
       Net appreciation (depreciation)
          in fair value of investments..............    $ (9,906,045)   $ 14,857,874    $  2,983,768    $    367,418    $       --
       Interest ....................................            --           223,420         156,562          21,843         30,722
       Dividends ...................................       5,889,452            --         4,243,774            --          927,878
                                                        ------------    ------------    ------------    ------------    ------------
         Total investment income/(loss).............      (4,016,593)     15,081,294       7,384,104         389,261        958,600

Contributions
   Participant .....................................            --         8,764,900       6,446,088       1,125,325      2,423,537
   Company .........................................      17,714,653            --              --              --              --
                                                        ------------    ------------    ------------    ------------    ------------
      Total contributions ..........................      17,714,653       8,764,900       6,446,088       1,125,325      2,423,537


         Total additions ...........................      13,698,060      23,846,194      13,830,192       1,514,586      3,382,137

Deductions from net assets attributed to:
   Participant withdrawals & distributions .........      59,246,666      10,580,917       8,539,430       1,705,331     11,753,101
   Trustee fees and other expenses .................            --             5,835           3,209             502            736
                                                        ------------    ------------    ------------    ------------    ------------
      Total deductions .............................      59,246,666      10,586,752       8,542,639       1,705,833     11,753,837

Net increase/(decrease) prior to interfund transfers     (45,548,606)     13,259,442       5,287,553        (191,247)    (8,371,700)

Interfund transfers ................................     (47,898,573)     16,687,297      13,139,999       3,232,389     17,516,464
                                                        ------------    ------------    ------------    ------------    ------------

         Net increase/(decrease)....................     (93,447,179)     29,946,739      18,427,552       3,041,142      9,144,764

Net assets available for benefits:
   Beginning of year ...............................     329,363,276      39,659,989      28,940,379       4,240,936     12,007,378
                                                        ------------    ------------    ------------    ------------    ------------
   End of year .....................................    $235,916,097    $ 69,606,728    $ 47,367,931    $  7,282,078    $21,152,142
                                                        ============    ============    ============    ============    ============



                                                                     Participant Directed
                                                     ---------------------------------------------------------------
                                                           New                           Unocal
                                                       Opportunities      Voyager        Common             Other          Total
                                                          Fund             Fund          Stock
                                                     ---------------  -------------  --------------   --------------   -------------

Additions to net assets attributed to:
   Investment income
       Net appreciation (depreciation)
          in fair value of investments ..........   $   3,238,592    $   1,465,635   $ ( 4,541,225)    $               $  8,466,017
       Interest .................................          81,505           46,613         380,673             --           941,338
       Dividends ................................         514,928          884,227       2,740,252             --        15,200,511
                                                    -------------    -------------   -------------    -------------    -------------
         Total investment income/(loss).........        3,835,025        2,396,475     ( 1,420,300)            --        24,607,866

Contributions
   Participant ..................................       3,355,612        2,180,352      35,157,981             --        59,453,795
   Company ......................................            --               --              --               --        17,714,653
                                                    -------------    -------------   -------------    -------------    -------------
      Total contributions .......................       3,355,612        2,180,352      35,157,981             --        77,168,448


         Total additions ........................       7,190,637        4,576,827      33,737,681             --       101,776,314

Deductions from net assets attributed to:
   Participant withdrawals & distributions ......       2,913,046        1,667,146      30,854,321        3,656,143     130,916,101
   Trustee fees and other expenses ..............           2,022            1,459          11,559             --            25,322
                                                    -------------    -------------   -------------    -------------    -------------
      Total deductions ..........................       2,915,068        1,668,605      30,865,880        3,656,143     130,941,423

Net increase (decrease) prior
   to interfund transfers .......................       4,275,569        2,908,222       2,871,801       (3,656,143)    (29,165,109)

Interfund transfers .............................       5,572,371        4,817,883     (14,097,680)       1,029,850             --
                                                    -------------    -------------   -------------    -------------    -------------

         Net increase/(decrease) ................       9,847,940        7,726,105     (11,225,879)      (2,626,293)    (29,165,109)

Net assets available for benefits:
   Beginning of year ............................      13,768,188        7,208,151     154,030,544       16,636,176      605,855,017
                                                    -------------    -------------   -------------    -------------    -------------
   End of year ..................................   $  23,616,128    $  14,934,256   $ 142,804,665    $  14,009,883    $ 576,689,908
                                                    =============    =============   =============    =============    =============

The accompanying notes are an integral part of these financial statements.

                                       5

                               UNOCAL SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS


NOTE 1  - Description of the Plan

General
-------

     Unocal Corporation (Unocal) was incorporated in Delaware on March 18, 1983, to operate as the parent of Union Oil Company of California. The Unocal Savings Plan (the "Plan") provides for Union Oil Company of California (d.b.a.) Unocal (the "company") contributions and for participants' voluntary contributions. Putnam Fiduciary Trust Company is the trustee ("Trustee") of the Plan and invests funds contributed by the company and participants to the Plan. During 1998 and 1997, all company contributions were invested in common stock of Unocal Corporation and participant contributions were invested at the discretion of the participants in a range of investment fund options and Unocal Corporation common stock. Effective March 3, 1997, participants could transfer company contributions into one or more of the Plan investment options. The company will continue to match contributions in only Unocal common stock, however, participants may thereafter transfer these balances into any of the Plan investment options. All shares remain with the Trustee until delivered to participants upon request for withdrawal or after termination of employment. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") as a defined contribution plan.

    The Savings Plan booklet dated January 1998 constitutes part of a prospectus covering securities that have been registered under the Securities Act of 1933. This booklet is a Summary Plan Description of the Unocal Savings Plan as of January 1, 1998 and supercedes the Plan booklet dated July 1, 1990 and all subsequent amendments. Other information about the Plan can be found in the Summary Plan Description booklet.

Participation
-------------

    Employees become participants in the Plan after the completion of one year of continuous service in which the employee has worked at least 1,000 hours.

Contributions
-------------

Participant Contributions -- Participant contributions are voluntary and can be all pre-tax, all after-tax, or a combination of both. However, a participant's total annual contribution must not exceed 15 percent of the participant's annual base pay. The pre-tax contributions are also known as 401(k) contributions. A participant's contributions shall not exceed the maximum amount allowed by law.

Company Matching Contributions -- The company matches employee pre-tax 401(k) contributions on a dollar for dollar basis, up to six percent of the contributing participant's base pay.

    At its discretion, the company directs the Trustee to purchase shares attributable to company matching contributions either on the open market or by private purchases directly from the company.

Participant Accounts
--------------------

    Each participant's account is credited with the contributions and the respective net investment earnings or losses of the individual funds as governed by the participant's investment selection.

Vesting
-------

    Participants are always 100 percent vested in participant contributions and the dividends on those contributions. Vesting in the company contributions portion of participants' accounts and the dividends thereon is based on years of vesting service. Effective January 1, 1998, a participant is 100 percent vested in company contributions and dividends thereon after two years of vesting service. Prior to this date, a participant was vested in company contributions and dividends thereon after five years of vesting service.

                              UNOCAL SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS (continued)

    In 1997, special vesting provisions of the Plan pertaining to the sale of 76 Products Company were enacted to waive the five year vesting period for certain plan members whose employment terminated due to the sale. The affected plan members included those employees whose employment terminated due to a work force reduction or job elimination beginning on the sale announcement date of November 18, 1996 through December 31, 1997. Subsequently, the special vesting provisions were amended to include 76 Products Company "transition team" members who remained employed by Unocal after December 31, 1997, but whose "transition team" assignment ended on or before March 31, 1998 and whose employment with Unocal ended on or before July 31, 1998.

Payment of Benefits
-------------------

    On termination of employment or at such time as participants become eligible to receive benefits, participants may elect to receive their account balance or defer their distribution until a later date, but not beyond April 1 of the year following attainment of age 70-1/2.

        If a participant continues to work past age 70-1/2, federal regulations require distribution of a portion of the participant's account balance by April 1 of the calendar year following the participant's attainment of age 70-1/2.

Rollovers into the Plan
-----------------------

        Effective March 3, 1997, the Plan accepted rollovers of qualified amounts from the Unocal Retirement Plan and the Unocal Employee Stock Ownership Plan that are distributed following termination of employment. Effective July 1, 1998, the Plan accepted rollovers of qualified amounts from the Puregro Company 401(k) Retirement Savings Plan. The Purego Company is a former subsidiary of Union Oil Company of California, which is a subsidiary of Unocal. Additionally, the Plan will accept rollovers from other employers' qualified plans, subject to certain restrictions.

Loans
-----

    All employees who are participants of the Plan and have a sufficient balance in their employee pre-tax contributions account are eligible to apply for a loan. Members borrow against their own pre-tax account balance and all payments of principal and interest are credited back to their account. Loan types available are "any reason" (except investment in registered securities); "home purchase" (for purchase of a primary residence only); and loans "forced" by a hardship withdrawal request. Repayment periods range from 1 to 15 years depending on the type of loan. The Unocal Savings Plan Loan and Hardship Withdrawal Committee determines the interest rate for loans based on appropriate market rates and applicable federal regulations.

Investment Program
------------------

    All contributions are held in trust and invested by the Trustee in accordance with the option or options elected by the participant. A participant's account may be invested in any one or more or all of the following funds administrated by the Trustee:

Unocal Corporation Common Stock - Monies are used to purchase shares of Unocal Corporation common stock. Company contributions are invested only in Unocal Corporation common stock.

Putnam S&P 500 - This fund invests in a large variety of publicly traded common stock. The fund is designed to mirror the performance and composition of the Standard & Poor's 500 index.

                               UNOCAL SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS (continued)

The George Putnam Fund of Boston - The monies in this fund are invested in a diversified group of stocks and bonds.

Putnam Low Volatility Trust Fund - Monies are invested mainly in U.S. government debt securities.

Putnam Money Market Fund - Investments are made in a diversified portfolio of high-quality money market instruments with an average maturity of less than 90 days.

Putnam New Opportunities Fund - Investments are primarily in common stocks of companies within certain emerging industry groups that offer above average potential for growth and a risk for greater price fluctuations.

Putnam Voyager Fund - Investments are in a combination of stocks of smaller companies expected to grow over time, as well as stocks of larger, more established companies.

Federal Income Tax Status
-------------------------

    The company obtained its latest determination letter on November 3, 1995, from the Los Angeles District Director of the Internal Revenue Service, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (the "Code"). The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

    Under Federal regulations effective January 1, 1998, the maximum employee pay eligible for benefit purposes under a qualified plan is $160,000 per year. If an employee's pay exceeds $160,000, only the first $160,000 of base pay will be eligible for calculating employee and company contributions.

    Federal regulations place an annual dollar limit on the amount of employee pre-tax contributions. The limit was $10,000 and $9,500 in 1998 and 1997, respectively. If pre-tax contributions reach the annual limit before year-end, they are suspended for the balance of the year. The company matching contributions are also suspended if the annual limit is reached before year-end.

    Withdrawals from the Plan are generally subject to federal income tax. Also, in-service withdrawals and withdrawals following termination of employment prior to retirement may be subject to a 10 percent federal income tax penalty.

Plan Termination
----------------

        The company expects to continue the Plan indefinitely, but, as future conditions cannot be foreseen, the company may at any time or from time to time amend or terminate the Plan in whole or part. In the event of such discontinuance of the Plan, participants become fully vested in their individual accounts, and the net assets of the Plan must be allocated among the participants and beneficiaries of the Plan in the order provided by ERISA. An amendment may affect present as well as future participants, but may not diminish the account balance of any participant existing on the effective date of such amendment. The company has no present intent to discontinue the company matching contributions or to terminate the Plan.

                               UNOCAL SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS (continued)


NOTE 2 - Summary of Significant Accounting Policies

Basis of Accounting
-------------------

         The accompanying financial statements are prepared on the accrual basis of accounting in conformity with generally accepted accounting principles. In addition, the following accounting policies are applied:

a. Purchases and sales of Unocal Corporation common stock:

         During normal trading by participants, the Trustee will collect all participant directed stock trades throughout the day and will execute and complete one buy and sell trade per day.

         During abnormal conditions or heavy trading by participants, the Trustee may not be able to execute and complete participant directed trades on the same day without affecting the share price. The Trustee is authorized, at its discretion, to buy or sell a portion of the trades during the next day or days. Prices received from each day's trading will be averaged to ensure that all participants requesting trades will be treated equitably.

b. Dividend income is recorded on the ex-dividend date.

c. Interest income is recorded as earned on the accrual basis.

d. Benefits are recorded when paid.

        The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Valuation of Investments
------------------------

        The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices from national exchanges which represent the net asset value of shares held by the Plan at year-end. The Unocal Corporation common stock is valued at the closing price as reported for the New York Stock Exchange Composite Transactions at December 31, 1998 and 1997, respectively. Investments in common trust funds are valued based on information provided by the Plan's investment custodions. The financial statements of the common trust funds are audited annually by independent accountants. As a result, the value of the assets of the Plan are subject to the variations in the market. The fair value of the investments and net assets available for benefits could be materially affected by a change in market conditions.

Use of Estimates in Preparation of the Financial Statements
-----------------------------------------------------------

        The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting periods. Actual results could differ from those estimates.

                               UNOCAL SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS (continued)


NOTE 3  - Forfeitures by Members

    Company basic and matching contributions and dividends thereon under the Plan are forfeited by employees whose employment is terminated before completing two years of service and whose termination is for any reason other than their total disability, death or retirement. However, if an employee is re-employed by the company and performs an hour of service within five years after the date of termination of employment, the forfeited account balance shares will be restored to the employee's Plan account. Amounts forfeited will be used to restore previously forfeited accounts when necessary. Remaining amounts forfeited will then be used to offset future company contributions to Plan member accounts.

    At December 31, 1998 and 1997, forfeited nonvested accounts totaled $516,520 and $429,250, respectively.


NOTE 4  - Parties-in-interest

    Certain of the Plan's investments are shares of mutual funds managed by Putnam Fidicuary Trust Company, Trustee of the Plan, as defined by the Plan
Agreement. Therefore, these transactions qualify as party-in-interest transactions for which a statutory exemption exists. Fees paid by the Plan for investment management services are disclosed on the face of the statement of changes in net assets available for benefits at December 31, 1998 and 1997, respectively.

    The company, who also qualifies as a party-in-interest, absorbs certain administrative expenses of the Plan. Such transactions with the company qualify for a statutory exemption. Total expenses paid by the company were $162,326 and $195,761 for the years ended December 31, 1998 and 1997, respectively.

                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee appointed by the Board of Directors of the Company to administer the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                                  UNOCAL SAVINGS PLAN



Date:  June 29, 1999                          By:   /s/ Joe D. Cecil
                                                  ---------------------
                                                  Joe D. Cecil
                                                  Vice President and Comptroller


                                                        UNOCAL SAVINGS PLAN
                                   ITEM 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                               For the Year Ended DECEMBER 31, 1998



                                                   (c) Description of Investment
                                                       Including Maturity Date,
          (b) Identity of Issue, Borrower,             Rate of Interest, Collateral,                                   (e)Current
    (a)       Lessor or Similar Party                  Par or Maturity Value                  (d)  Cost                   Value
------------------------------------------------------------------------------------------------------------------------------------
  **           Unocal Corporation                     Unocal Corporation Common Stock        $238,058,671               $258,638,208
                                                      ( 8,861,267 shares)

   *           Putnam Investments                     S & P 500 Index Fund                     66,506,052                100,025,611
                                                      ( 3,457,505 shares)

   *           Putnam Investments                     George Putnam Fund of Boston             50,046,073                 52,411,607
                                                      ( 2,905,300 shares)


   *           Putnam Investments                     Putnam Low Volatility Trust Fund          9,932,020                 10,708,881
                                                      (   833,376 shares)

   *           Putnam Investments                     Putnam Money Market Fund                 25,469,955                 25,469,955
                                                      (25,469,956 shares)

   *           Putnam Investments                     Putnam New Opportunities Fund            30,912,464                 37,952,648
                                                      (   649,540 shares)

   *           Putnam Investments                     Putnam Voyager Fund                      20,685,820                 23,697,333
                                                      ( 1,081,083 shares)


   *           Putnam Investments                     Participant Loans                               --                  13,186,560

                                                                                             ------------               ------------
                                                                                             $441,611,055               $522,090,803
                                                                                             ============               ============

* Trustee for the Plan and, therefore a party-in-interest for which a statutory exemption exists.

** Sponser and employer, and therefore, a party-in-interest for which a statutory exemption exists.

                                       13


                                                       UNOCAL SAVINGS PLAN
                                  ITEM 27(d) - SCHEDULE OF REPORTABLE TRANSACTIONS (1)
                                          FOR THE YEAR ENDED DECEMBER 31, 1998





                     (b)Description                                             (f)Expense                 (h)Current
                     of Assets                                                   Incurred                   Value of       (i)Net
                     (Including Interest   (c)Purchase  (d)Selling    (e)Lease   With          (g) Cost     Asset on        Gain
(a)Identity of       Rate and Maturity        Price        Price       Rental    Transaction   of Asset     Transaction     Or
Party Involved       in Case of a loan)                                                                     Date           (loss)
------------------------------------------------------------------------------------------------------------------------------------



Unocal Corporation  Unocal Corporation     48,679,893                                        48,679,893   48,679,893
(2)                  Common Stock
                     (  369 Transactions)

Unocal Corporation  Unocal Corporation                    90,740,555                         68,106,169   90,740,555     22,634,386
(2)                  Common Stock
                     (1,280 Transactions)

Putnam Investments  George Putnam Fund     19,802,931                                        19,802,931   19,802,931
(3)                  (  308 Transactions)

Putnam Investments  George Putnam Fund                    14,783,881                         13,759,782   14,783,881      1,024,099
(3)                  (  551 Transactions)

Putnam Investments  Putnam Voyager Fund    13,257,330                                        13,257,330   13,257,330
(3)                 (   319 transactions)

Putnam Investments  Putnam Voyager Fund                    6,974,423                          6,547,452    6,974,423        426,971
(3)                 (   443 transactions)

Putnam Investments  Putnam New             19,206,127                                        19,206,127   19,206,127
(3)                 Opportunity Fund
                    (   342 transactions)

Putnam Investments  Putnam New                            10,229,607                          9,429,209   10,229,607        800,398
(3)                 Opportunity Fund
                    (   482 transactions)

Putnam Investments  Putnam S&P 500 Fund    33,430,585                                        33,430,585   33,430,585
(3)                 (   364 transactions)

Putnam Investments  Putnam S&P 500 Fund                   23,656,586                         18,707,897   23,656,586      4,948,689
(3)                 (   588 transactions)

Putnam Investments  Putnam Low              7,891,452                                         7,891,452    7,891,452
(3)                 Volatility Fund
                    (   265 transactions)

Putnam Investments  Putnam Low                             4,986,390                          4,803,270    4,986,390        183,120
(3)                 Volatility Fund
                    (   349 transactions)

Putnam Investments  Putnam Money           30,118,256                                        30,118,256   30,118,256
(3)                 Market Fund
                    (   542 transactions)

Putnam Investments  Putnam Money                          27,379,819                          27,379,817   27,379,819             2
(3)                 Market  Fund
                    (   523 transactions)


(1) Under ERISA, a reportable transaction is a transaction or series of transactions during the Plan year that involves more than 5 percent of the fair value of the Plan's net assets at the beginning of the Plan year, with certain exceptions.

(2) Sponsor and employer and, therefore a party-in-interest for which a statutory exemption exists.

(3) Trustree for the Plan and, therefore a party-in-interest for which a statutory exemption exists.

                               UNOCAL CORPORATION

                                  EXHIBIT INDEX





Exhibit 23         Consent of PricewaterhouseCoopers LLP



                                       15